[redacted]

14049167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ross, Sinclaire & Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and Street)

Cincinnati	**OH**	**45202**
City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Spisak **513-762-3685**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

250 East Fifth Street, Suite 1900	**Cincinnati**	**OH**	**45202**
(Address) (City)	(State) (Zip Code)		

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Murray Sinclaire, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and CEO

Title

Notary Public

BEVERLY A. KENNEDY
Notary Public, State of Ohio
My Commission Expires 02-22-2016

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Consolidated Statement of Financial Condition.
☒ (c) Consolidated Statement of Income.
☒ (d) Consolidated Statement of Cash Flows.
☒ (e) Consolidated Statement of Changes in Members' Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors — Not applicable.
☒ (g) Unconsolidated computation of Net Capital.
☒ (h) Unconsolidated computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
☐ (j) A Reconciliation, including appropriate explanation of the Unconsolidated Computation of Net Capital Under Rule 15c3-1 and the Unconsolidated Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation – Not applicable
☐ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report — Filed separately.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

Ross, Sinclaire & Associates, LLC

SEC File Number 8-41740

Consolidated Statement of Financial Condition
as of December 31, 2013, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Ross, Sinclaire & Associates, LLC

SEC File Number 8-41740

Consolidated Statement of Financial Condition
as of December 31, 2013, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(c)(3) as a Public document.

Deloitte.

Deloitte & Touche LLP
250 E. 5th Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying consolidated statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Ross, Sinclaire & Associates, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

ROSS, SINCLAIRE & ASSOCIATES, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013

ASSETS	
CASH	$ 1,909,664
DEPOSITS WITH CLEARING BROKER AND OTHERS	30,664,363
NOTES RECEIVABLE	190,811
RECEIVABLE FROM RELATED PARTIES	900,426
SECURITIES OWNED AT FAIR VALUE	87,320,036
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	186,438
GOODWILL	62,777
OTHER ASSETS	1,215,392
TOTAL	$ 122,449,907
LIABILITIES AND MEMBERS' EQUITY	
SECURITIES SOLD, NOT YET PURCHASED	$ 32,014,565
PAYABLE TO CLEARING BROKER	62,966,293
NOTES PAYABLE	825,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	6,376,392
MEMBERS' EQUITY:	
Additional paid-in capital	21,569,692
Note receivable from members	(1,302,035)
Total members' equity	20,267,657
TOTAL	$ 122,449,907

See notes to consolidated financial statements.

1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears all transactions on a fully disclosed basis through its clearing broker. The Company is an Ohio limited liability corporation (LLC). Ross, Sinclaire & Associates, Inc. (RSAI) owns 89.5% of the Company. Two individual members own the remaining 10.5% of the Company. The Company accepted a note from each of the minority members in exchange for their ownership share.

In its capacity as a broker-dealer, the Company executes principal transactions, agency transactions and performs underwriting, financial advisory and investment banking services. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The Company's customers are primarily located throughout the Midwestern and Southeastern United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying consolidated financial statement is presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions.

Depreciation — Depreciation is provided on a straight-line basis for furniture, equipment, software, and leasehold improvements over the estimated useful lives of the related assets (ranging from 3 to 10 years).

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at fair value on a trade date basis.

Taxes — Non-income taxes, such as dealer in intangibles taxes, are accrued by the Company and recorded within accounts payable, accrued expenses, and other liabilities.

The Company also applies the guidance under ASC Topic 740, *Income Taxes* ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2013.

Consolidation — The Company consolidates any subsidiaries or other entities, such as variable interest entities (VIEs), for which it determines it has control either through voting rights or control through other means. The Company determines whether it is required to consolidate an entity by evaluating first whether it qualifies as a VIE. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates any VIEs for which it is the primary beneficiary. In accordance with consolidation accounting guidance, the Company is considered the primary beneficiary when it has a controlling financial interest in a VIE. The Company has a controlling financial interest when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company reassesses whether it is the primary beneficiary of a VIE on a quarterly basis. The reassessment process considers whether the Company has acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The consolidation status of the VIE with which the Company is involved may change as a result of such reassessments.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements at December 31, 2013 consist of the following:

Furniture and equipment	$ 818,147
Software	136,238
Leasehold improvements	10,155
Equipment under capital lease	92,283
Total	1,056,823
Less accumulated depreciation	(870,385)
Furniture, equipment, software, and leasehold improvements — net	$ 186,438

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-l under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2013, the Company's net capital of $13,020,666 exceeded its required net capital of $489,093 by $12,540,573. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2013 was 0.55 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

In accordance with applicable requirements, the Company does not compute a consolidated net capital computation as it excludes the consolidated variable interest entity discussed further in Note 10. As a result, only the accounts of Ross, Sinclaire & Associates, LLC, the registered broker-dealer, are included in the Company's unconsolidated computation of net capital.

5. RELATED-PARTY TRANSACTIONS

The Company leases certain office space from its members.

Receivables from related parties aggregating $2,202,461 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2013.

The Company has a note payable in the amount of $825,000 related to the purchase of the membership interest of a former minority member. The note payable bears interest at the prime interest rate of the Company's primary bank. The note payable is secured by the assets of the Company and has a term of 10 years.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities in the accompanying Consolidated Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions

result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the accompanying Consolidated Statement of Financial Condition. These securities positions are marked to market daily.

7. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and US Treasury Bonds.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage backed securities.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2013.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ -	$51,805,536	$ -	$ 51,805,536
Corporate bonds		418,306		418,306
Government bonds	29,622,429	5,281,011		34,903,440
Equities	192,754			192,754
Totals	$ 29,815,183	$57,504,853	$ -	$ 87,320,036
Securities sold, not yet purchased:				
Municipals	$ -	$ (47,861)	$ -	$ (47,861)
Government bonds	(31,966,704)			(31,966,704)
Totals	$(31,966,704)	$ (47,861)	$ -	$(32,014,565)

8. GUARANTEES

ASC 460-10, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2013 was $4,184,560. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and office space under operating lease agreements, including with related parties, which expire at various dates through the fiscal year ending 2017, with rent payable in monthly installments. Minimum future payments required under the leases are as follows for the years ending December 31:

Years Ending December 31	
2014	$ 1,068,940
2015	603,456
2016	268,493
2017	231,206
2018	191,656
2019	94,141

There are litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. For these underwriting transactions, settlement of these transactions as of December 31, 2013 would not have a material effect on the Company's financial position.

10. VARIABLE INTEREST ENTITY

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. The Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

As the result of a contractual relationship with a single member limited liability company (LLC) engaged in the tax credit funding business, the Company consolidated the financial statements of the LLC because the Company provided financial support to the LLC and was deemed to have the power to direct the activities of the LLC. On December 9, 2013, the Company terminated its relationship with the LLC and no longer consolidates the LLC subsequent to December 9, 2013.

11. EMPLOYEE BENEFIT PLAN

The Company offers a simple IRA retirement plan available to any employee that has earned a minimum of $5,000 in the previous year and expected to earn at least $5,000 in the coming plan year. Employees can contribute up to 17% each payroll period on a pre-tax basis, subject to internal revenue service annual limitations. The Company match is determined by management each year. Funds are fully vested at the time of contribution and the investments are under the control of the employee.

12. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 27, 2014, the date the consolidated financial statement was available for issuance, to determine if either recognition or disclosure of significant events or transactions was required. We noted no such items in this evaluation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 E. 5th Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

February 27, 2014

Ross, Sinclaire & Associates, LLC
700 Walnut Street, Suite 600
Cincinnati, OH 45202

In planning and performing our audit of the consolidated financial statements of Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The size of the business and resultant limited number of employees in the Company's finance and accounting function impose limitations on the effectiveness of the Company's internal accounting controls related to maintaining the proper segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2013 and this report does not affect our report thereon dated February 27, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited